UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             COMSOUTH BANKSHARES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    205648108
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

H. Jerry Shearer, P. O. Box 7574, Columbia, S.C., 29202           (803) 749-7888
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    April 10, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   205648108                                          PAGE  2  OF  7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jerry Zucker
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                    (b) [ ]

- --------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     AF
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
- --------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER


- --------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     91,400
- --------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER


- --------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     91,400
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     91,400
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.   205648108                                          PAGE  3  OF  7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     H. Jerry Shearer
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                    (b) [ ]

- --------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     AF, PF
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
- --------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     15,621
- --------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     91,400
- --------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

     15,621
- --------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     91,400
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     107,021
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.   205648108                                          PAGE  4  OF  7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mid-Atlantic Investors
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                    (b) [ ]

- --------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
- --------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER


- --------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     91,400
- --------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER


- --------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     91,400
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     91,400
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
- --------------------------------------------------------------------------------

Schedule 13D                                                   Page 5 of 7 Pages

Item 1.           Security and Issuer

         Common stock of ComSouth Bankshares, Inc., 1350 Main Street, Columbia, South Carolina 29201 (the "Issuer").


Item 2.           Identity and Background

         Mid-Atlantic  Investors   ("Mid-Atlantic")  is  a  general  partnership
organized under the laws of the state of South Carolina for the purpose of investing in financial institutions. Its address is Post Office Box 7574, Columbia, South Carolina 29202. Messrs Zucker and Shearer are the partners of Mid-Atlantic. Mid-Atlantic has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding.

         Jerry Zucker is a natural person who resides at 16 Buckingham Drive, Charleston, South Carolina 29407. Mr. Zucker is the chief executive officer of The InterTech Group, Inc., Post Office Box 5205, North Charleston, South Carolina 29406. Mr. Zucker has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mr. Zucker is a citizen of the State of South Carolina and the United States of America.

         H. Jerry Shearer is a natural person residing at 289 Hunters Blind Drive, Columbia, South Carolina 29212. His principal occupation is as managing partner of Mid-Atlantic. Mr. Shearer has not, during the last five years, been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Shearer is a citizen of the State of South Carolina and the United States of America.


Item 3.           Source and Amount of Funds or Other Consideration

         46,575 of the shares of common stock as to which this filing relates were purchased with personal funds by Mr. Zucker and Mr. Shearer. The interest of Mid- Atlantic and Mr. Shearer in such shares is as a result of the formation of the partnership to which Mr. Zucker has assigned 34,500 shares and Mr. Shearer has assigned 12,190 shares. In 1992 32,283 shares were purchased for $276,181 from working capital of Mid-Atlantic. Mid-Atlantic purchased an additional 12,427 shares in 1996 for $156,641 from working capital.


Item 4.           Purpose of Transaction

         The purpose of the acquisitions of the securities by Mid-Atlantic is for investment and to take actions which may enhance the value of the securities as an investment. Mid-Atlantic may acquire or dispose of additional securities through open market purchases or privately negotiated transactions. Mr. Shearer was formerly a director of the Issuer, but declined to stand for reelection at the 1993 meeting of shareholders and his term expired at that meeting.

Schedule 13D                                                   Page 6 of 7 Pages


Item 5.           Interest in Securities of the Issuer

         Mid-Atlantic, Mr. Zucker and Mr. Shearer together beneficially own 91,400 shares or 6.6% of the common stock of the Issuer. They share both voting and dispositive power of those shares.

         On November 24, 1992, Mid-Atlantic bought 32,283 shares of the common stock of the Issuer at $8.555 per share. The purchase was a privately negotiated transaction. The gross purchase price was $276,181.

         In  the  past  sixty  days  the  following   purchases   were  made  by
Mid-Atlantic through broker-dealers on the American Stock Exchange:

Date                         Shares                       Price/Share
- ----                         ------                       -----------
3-28-96                       1,000                        12.00
4-03-96                       4,000                        12.50
4-03-96                       2,500                        12.625
4-03-96                       2,500                        12.75
4-08-96                         500                        12.50
4-08-96                         500                        12.625
4-10-96                         377                        12.875
4-10-96                         550                        13.25
4-10-96                         500                        13.00

         In addition, Mr. Shearer owns 13,600 shares and has options to acquire 2,000 shares of the common stock of the Issuer. Mr. Shearer also has sole voting and dispositive power over 21 shares with respect to which he is custodian for the benefit of a member of his family. Mr. Shearer disclaims beneficial ownership of those 21 shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         91,400 of the shares of common stock of the Issuer as to which this filing relates is partnership property. As such, it will be voted and/or disposed of by the partnership pursuant to the vote of the partners. Any income or loss recognized by the partnership in connection with the ownership or disposition of such securities will be divided between the partners in accordance with the partnership agreement.


Item 7.       Material to be Filed as Exhibits

(a) Copy of the written agreement relating to the filing of joint acquisition statements. (Previously filed)

Schedule 13D                                                   Page 7 of 7 Pages
Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this amended statement is true, complete and correct.

                                       MID ATLANTIC INVESTORS


   April 15, 1996                      By:      /s/Jerry Zucker*
                                          ---------------------------------
                                                Jerry Zucker, Partner

   April 15, 1996                      By:      /s/H. Jerry Shearer
                                          ---------------------------------
                                                H. Jerry Shearer, Partner



   April 15, 1996                               /s/Jerry Zucker*
                                       ------------------------------------
                                                Jerry Zucker

   April 15, 1996                               /s/H. Jerry Shearer
                                       ------------------------------------
                                                H. Jerry Shearer


                                                *by H. Jerry Shearer
                                                 Attorney-in-fact